Exhibit 99.1

Ruhnn Announces Second Quarter of Fiscal Year 2020 Unaudited Financial Results

• Services revenue increased 85% YoY

• Gross profit increased 47% YoY

• Gross margin increased to 44% from 34% in Q2FY2019

• Net loss attributable to Ruhnn was RMB50.1 million compared to RMB16.1 million in Q2FY2019

• Adjusted net income attributable to Ruhnn1 was RMB2.5 million compared to a loss of RMB16.1 million in Q2FY2019

• Net cash provided by operating activities was RMB7.2 million compared to net cash used in operating activities of RMB9.1 million in Q2FY2019

HANGZHOU, China, November 26, 2019 (GLOBE NEWSWIRE) — Ruhnn Holding Limited (“Ruhnn” or the “Company”) (NASDAQ: RUHN), the largest internet key opinion leader (“KOL”) facilitator in China as measured by revenue in 2018, according to Frost & Sullivan, today announced its unaudited financial results for the second quarter of fiscal year 2020 ended September 30, 2019.

Second Quarter of Fiscal Year 2020 Financial Highlights:

•                  Total net revenue increased 15% year-over-year to RMB272.7 million (US$38.2 million). Services revenue in the platform model increased 85% year-over-year to RMB64.8 million (US$9.1 million).

•                  Total gross profit increased 47% year-over-year to RMB119.0 million (US$16.7 million), with gross profit from services revenue increased 148% year-over-year to RMB38.8 million. Gross margin increased to 44% from 34% for the same quarter of last fiscal year, with gross margin of services revenue increased to 60% from 45% for the same quarter of last fiscal year.

•                  Net loss attributable to Ruhnn was RMB50.1 million (US$7.0 million, inclusive of share-based compensation expense of RMB47.4 million, which includes RMB45.4 million in relation to the first tranche of the stock options that vested immediately) compared to RMB16.1 million for the same quarter of last fiscal year.

•                  Adjusted net income attributable to Ruhnn1 was RMB2.5 million (US$0.3 million) compared to an adjusted net loss attributable to Ruhnn of RMB16.1 million for the same quarter of last fiscal year.

•                  Basic and diluted net loss per ADS2 was RMB0.61 (US$0.08) compared to RMB0.25 for the same quarter of last fiscal year.

•                  Adjusted basic and diluted net income per ADS1 was RMB0.03 compared to an adjusted basic and diluted net loss per ADS of RMB0.25 for the same quarter of last fiscal year.

•                  Net cash provided by operating activities was RMB7.2 million (US$1.0 million) compared to net cash used in operating activities of RMB9.1 million for the same quarter of last fiscal year.

Second Quarter of Fiscal Year 2020 Operational Highlights:

•                  GMV3 increased 32% year-over-year to RMB924.4 million (US$129.3 million).

•                  Number of signed KOLs increased to 146 as of September 30, 2019 from 133 as of June 30, 2019 and 102 as of September 30, 2018.

•                  Number of brands that the Company cooperated with increased to 845 as of September 30, 2019 from 701 as of June 30, 2019 and 350 as of September 30, 2018.

1 “Adjusted net (loss) income attributable to Ruhnn” and “Adjusted basic and diluted net loss (income) per ADS” are non-GAAP measures, which exclude noncash amortization expenses of intangible assets in relation to exclusive cooperation rights and share-based compensation expense. See “Unaudited Reconciliation of GAAP and Non-GAAP Financial Measures” at the end of this press release.

2 Each ADS represents five ordinary shares.

3 “GMV” refers to gross merchandize value, which represents the aggregate value of merchandize ordered in the Company’s online stores and third-party online stores to which the Company provides KOL sales services (but not includes online stores to which the Company only provides KOL advertising services), regardless of whether the merchandise is actually sold, delivered or returned. The calculation of GMV includes shipping charges paid by buyers. GMV of third-party online stores to which the Company provides KOL sales services includes the GMV of all products ordered in such stores because the Company generally provides KOL sales services for all products sold in such stores. Since January 2019, the Company has provided KOL sales services for specified products in certain third-party online stores, and in such cases, only the GMV of such products for which the Company provided KOL sales services is included in the GMV for the relevant periods.

Summary Operation Data

The following table presents the Company’s classification of its KOLs based on GMV facilitated during the past twelve months:

	As of and for the three months ended
	September 30, 2018			June 30, 2019			September 30, 2019
	Number of KOLs	Number of Fans(1) (In millions)	GMV (RMB in millions)	Number of KOLs	Number of Fans(1) (In millions)	GMV (RMB in millions)	Number of KOLs	Number of Fans(1) (In millions)	GMV (RMB in millions)
Top-tier KOLs(2)	3	28.9	335.5	3	35.5	369.3	3	37.3	495.9
Established KOLs(3)	7	24.6	126.4	8	26.5	104.3	8	27.9	119.1
Emerging KOLs(4)	92	73.8	237.0	122	110.0	284.4	135	123.6	309.4
Total	102	127.3	698.9	133	172.0	758.0	146	188.8	924.4

(1) The number of fans presented may include a single fan who was included multiple times if the fan follows more than one KOL, follows the same KOL across multiple platforms, or both.

(2) Top-tier KOLs facilitated GMV of above RMB100.0 million in the past twelve months.

(3) Established KOLs facilitated GMV of RMB30.0 million to RMB100.0 million in the past twelve months.

(4) Emerging KOLs facilitated GMV of less than RMB30.0 million in the past twelve months.

The following table presents operation data by full-service model and platform model:

	As of and for the three months ended
	September 30, 2018	June 30, 2019	September 30, 2019
Full-Service Model(1)
Number of the Company’s KOLs serving such business model(2)	25	11	7
Number of the Company’s online stores	91	40	23
Number of orders placed through the Company’s online stores (in million)	1.7	1.7	1.6
GMV of the Company’s online stores (RMB in million)	569.3	411.5	460.4
Platform Model(3)
Number of the Company’s KOLs serving such business model(2)	89	131	129
Accumulated number of brands that the Company cooperated with	350	701	845
Number of brands that the Company cooperated with during the period	171	278	308
GMV of third-party online stores[4] (RMB in million)	129.7	346.5	464.0

(1) Under the full-service model, the Company owns and operates online stores on third-party e-commerce platforms, a majority of which are opened in the name of the Company’s KOLs, and generate revenue through online sales of the Company’s self-designed products to consumers, especially the fans of the Company’s KOLs’ social media accounts that the Company manages.

(2) Certain KOLs under the Company’s full-service model overlap with those under the platform model. On the other hand, the Company’s KOLs that were undergoing training and had not started generating GMV or revenue under either of the business models as of the relevant date, were not included in these numbers.

(3) Under the platform model, the Company connects KOLs with third-party online stores and merchants to promote products sold in third-party online stores or provides advertising services on KOLs’ social media spaces to third-party merchants.

(4) Includes GMV from third-party online stores to which the Company only provides KOL sales services.

As a result of the significant expansion of the Company’s business under the platform model, the Company generated an increasing amount of services revenue from advertising services provided through its KOLs that does not have associated GMV. As an additional measure to assess its KOLs’ performance, the Company recently adopted a new classification structure for its KOLs based on the total services revenue generated by the KOLs under the platform model during the previous twelve months.

The following table presents the Company’s new classification of its KOLs who generated services revenue of RMB1.2 million or more in the previous twelve months under the platform model:

	As of and for the three months ended
	September 30, 2018		June 30, 2019		September 30, 2019
	Number of KOLs	Service Revenue (RMB in millions)	Number of KOLs	Service Revenue (RMB in millions)	Number of KOLs	Service Revenue (RMB in millions)
Platform Top-tier KOLs(1)	1	2.1	2	6.1	5	15.7
Platform Established KOLs(2)	3	4.7	12	29.9	14	22.1
Platform Emerging KOLs(3)	8	6.8	14	10.6	12	8.2

(1) Platform top-tier KOLs generated services revenue of RMB10.0 million or more in the past twelve months under the platform model.

(2) Platform established KOLs generated services revenue of RMB3.0 million to RMB10.0 million in the past twelve months under the platform model.

(3) Platform emerging KOLs generated services revenue of RMB1.2 million to RMB3.0 million in the past twelve months under the platform model. KOLs that generated services revenue of less than RMB1.2 million in the past twelve months were not included in this table.

Management Comments

“We are excited to report the strong operational and financial performance for the second quarter of fiscal year 2020, continuing the robust growth momentum from the prior quarter. In the prior quarter, we marked a significant milestone in the Company’s history with our successful listing on the U.S. capital market, however, we did not rest there. In the second fiscal quarter, we continued our transformation of certain of our online stores from the full-service model to the platform model. We also remained focused on improving operational efficiency and profitability to create a solid foundation for the Company’s long-term sustainable business development, while keeping our innovating spirit in exploring new business models and KOL monetization channels,” Mr. Min Feng, founder and Chairman of Ruhnn, commented.

“Leveraging our exceptional capabilities in KOL incubation, we have built a No.1 KOL incubation and cultivation platform in China’s KOL e-commerce sector. As we move forward, we will continue to expand and enhance our KOL pool, and to explore initiatives that allow us to partner with an even greater number of new and emerging brands. Our new initiatives, including online sharing stores on Taobao platform, demonstrate Ruhnn’s leadership position in China’s internet KOL e-commerce sector, and this new initiative of sharing stores is becoming one of our strongest growth drivers. Through sharing stores opened in the names of the Company’s KOLs, we connect consumers with products from multiple third-party merchants in the same online store, while merchants are responsible for the order fulfillment and after-sale services for their respective products sold. We are also continuing to create a smarter and more automated supply chain to better serve third-party merchants and KOLs. By empowering KOLs with lower transaction costs in order to fully exert precise matching capabilities between KOLs and SKUs, we are building the leading KOL transaction platform in China,” Mr. Feng concluded.

Mr. Jacky Jinbo Wang, Chief Financial Officer of Ruhnn, commented, “We are delighted to see that Ruhnn preserved its rapid and healthy growth momentum. Most notably, during this quarter, we achieved adjusted net income attributable to Ruhnn of RMB2.5 million compared to a loss of RMB16.1 million in the same period of last fiscal year, and net cash provided by operating activities of RMB7.2 million compared to net cash used in operating activities of RMB9.1 million in the same period of last fiscal year. Leveraging our strong capabilities to incubate KOLs and expand the KOL pool under the platform model, optimize connections between brands and KOLs, enhance monetization channels as well as improve overall operational efficiencies, we expect to maintain our growth trend, especially in the platform model.”

Second Quarter of Fiscal Year 2020 Financial Results

Net revenue. Total net revenue was RMB272.7 million (US$38.2 million), a 15% increase from RMB238.0 million for the same quarter of last fiscal year. The increase was primarily attributable to an increase in services revenue through the platform model and, to a lesser extent, due to an increase in revenue from product sales from online stores opened in the name of top-tier KOLs.

•                  Revenue from product sales through the full-service model was RMB207.9 million (US$29.1 million), a 2% increase from RMB202.9 million for the same quarter of last fiscal year. The increase was primarily attributable to the sales growth of the online stores opened in the name of the Company’s top-tier KOLs and was partially offset by the transition of the business model of some online stores opened in the name of the Company’s emerging and established KOLs from the full-service model to the platform model. As a result of such transition, the number of the Company’s online stores decreased to 23 as of September 30, 2019 from 91 as of September 30, 2018, and the number of the Company’s KOLs serving the full-service model decreased to 7 as of September 30, 2019 from 25 as of September 30, 2018. On the other hand, product sales revenue from the Company’s online stores opened under top-tier KOLs that were in operation in both periods increased by 36% in the second quarter of fiscal year 2020 as compared to the same quarter of fiscal year 2019.

•                  Revenue from services through the platform model was RMB64.8 million (US$9.1 million), an 85% increase from RMB35.1 million for the same quarter of last fiscal year. This increase was mainly attributable to (i) the increase in the number of KOLs serving the Company’s platform model, which increased to 129 as of September 30, 2019 from 89 as of September 30, 2018; (ii) the improved performance of such KOLs as evidenced by the increase in the aggregate number of the platform top-tier, established and emerging KOLs to 31 as of September 30, 2019 from 12 as of September 30, 2018; and (iii) an increase in the number of brands, with which the Company cooperated in its advertising and marketing business, to 308 in the second quarter of fiscal year 2020 from 171 for the same quarter of last fiscal year.

Cost of revenue. Cost of revenue was RMB153.7 million (US$21.5 million), a slight decrease of 2% from RMB157.1 million for the same quarter of last fiscal year.

Gross profit. Gross profit was RMB119.0 million (US$16.7 million), a 47% increase from RMB80.9 million for the same quarter of last fiscal year. Gross margin increased to 44% from 34% for the same quarter of last fiscal year. The increase in gross margin was primarily due to (i) the increased gross margin in product sales attributable to enhanced efficiency in supply chain management and inventory level control; and (ii) the increased proportion of the Company’s services revenue under the platform model which generated higher gross margins than product sales. Services revenue accounted for approximately 24% of the total net revenue, with a gross margin of 60%, in the second quarter of fiscal year 2020, compared to 15% of the total net revenue, with a gross margin of 45%, in the same quarter of fiscal year 2019.

Total operating expenses. Total operating expenses were RMB184.0 million (US$25.7 million), a 92% increase from RMB95.8 million for the same quarter of last fiscal year. Included in the total operating expenses was a share-based compensation expense of RMB47.4 million (inclusive of share-based compensation expense of RMB45.4 million for the first tranche of the stock options that became vested immediately) in the second quarter of fiscal year 2020 compared to nil in the same quarter of last fiscal year.

•                  Fulfillment expenses were RMB35.2 million (US$4.9 million), an increase of 16% from RMB30.3 million for the same quarter of last fiscal year. The increase was primarily due to (i) the noncash amortization of share-based compensation expense of RMB1.5 million in the second quarter of fiscal year 2020; and (ii) the increase in product sales in the second quarter of fiscal year 2020.

•                  Sales and marketing expenses were RMB80.2 million (US$11.2 million), an 81% increase from RMB44.4 million for the same quarter of last fiscal year. The increase was primarily due to (i) the noncash amortization of share-based compensation expense of RMB7.5 million in the second quarter of fiscal year 2020; (ii) the noncash amortization expenses of intangible assets in relation to exclusive cooperation rights of RMB5.2 million; (iii) the increased expenses for KOL incubation, cultivation, content production and training to support increased activities for the Company’s KOL sales and advertising business following the expansion of KOL pool; and (iv) the increased promotion expenses.

•                  General and administrative expenses were RMB68.4 million (US$9.6 million) compared to RMB21.1 million for the same quarter of last fiscal year. The increase was mainly due to the share-based compensation expense of RMB38.4 million (inclusive of share-based compensation expense of RMB37.1 million for the first tranche of the stock options that became vested immediately) in the second quarter of fiscal year 2020 compared to nil in the same quarter of last fiscal year.

Loss from operations. Loss from operations was RMB65.0 million (US$9.1 million) compared to RMB15.0 million for the same quarter of last fiscal year.

Net loss attributable to Ruhnn. Net loss attributable to Ruhnn was RMB50.1 million (US$7.0 million) compared to RMB16.1 million for the same quarter of last fiscal year. Basic and diluted net loss per ADS was RMB0.61 (US$0.08) compared to RMB0.25 for the same quarter of last fiscal year.

Adjusted net (loss) income attributable to Ruhnn. Adjusted net income attributable to Ruhnn was RMB2.5 million (US$0.3 million) compared to an adjusted net loss attributable to Ruhnn of RMB16.1 million for the same quarter of last fiscal year. Adjusted basic and diluted net income per ADS was RMB0.03 compared to an adjusted basic and diluted net loss per ADS of RMB0.25 for the same quarter of last fiscal year.

Balance Sheet and Cash Flow

As of September 30, 2019, the Company had cash and cash equivalents, restricted cash and short-term investment of RMB772.1 million (US$108.0 million) compared to RMB103.8 million as of March 31, 2019.

Net cash provided by operating activities was RMB7.2 million (US$1.0 million) compared to net cash used in operating activities of RMB9.1 million for the same quarter of last fiscal year.

Outlook

The Company reiterates its outlook for the full fiscal year 2020. The Company currently expects, for the full fiscal year 2020, net revenue from product sales through the full-service model to be between RMB980.0 million and RMB1,130.0 million, and net revenue from services through the platform model to be between RMB280.0 million and RMB380.0 million, representing a year-over-year growth between 4% and 20%, and between 86% and 152%, respectively.

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 26, 2019 (8:00 PM Beijing/Hong Kong time on November 26, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	800-906-601
Mainland China:	400-620-8038
Conference ID:	4292459

Participants should dial-in at least 10 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.ruhnn.com.

About Ruhnn Holding Limited

Ruhnn Holding Limited is the largest internet key opinion leader (“KOL”) facilitator in China as measured by revenue in 2018, according to Frost & Sullivan. The Company connects influential KOLs who engage and impact their fans on the internet to its vast commercial network to build the brands of fashion products. Ruhnn pioneered the commercialization of the KOL ecosystem in China, and operates under both full-service and platform models. The Company’s full-service model integrates key steps of the e-commerce value chain from product design and sourcing and online store operations to logistics and after-sale services. The platform model promotes products sold in third-party online stores and provides advertising services on KOL’s social media spaces to third-party merchants. As of September 30, 2019, the Company had 146 signed KOLs with an aggregate of 188.8 million fans across major social media platforms in China.

For more information, please visit: ir.ruhnn.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net (loss) income attributable to Ruhnn and adjusted basic and diluted net (loss) income per ADS, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of amortization expense of intangible assets in relation to exclusive cooperation rights and share-based compensation expense, which are noncash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Financial Measures” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the rate in effect as of September 30, 2019 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from Ruhnn’s management in this announcement as well as Ruhnn’s strategic and operational plans contain forward-looking statements. Ruhnn may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ruhnn’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; trends in the internet KOL facilitator industry in the PRC and globally; competition in the Company’s industry; fluctuations in general economic and business conditions in China; and the regulatory environment in which the Company operates. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and Ruhnn does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ruhnn Holding Limited

Sterling Song

Senior Director of Investor Relations

E-mail: ir@ruhnn.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: ruhnn@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ruhnn@thepiacentegroup.com

RUHNN HOLDING LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	March 31, 2019	September 30, 2019
	RMB	RMB	US$
ASSETS:
Current Assets:
Cash and cash equivalents	89,960	745,817	104,344
Restricted cash	13,861	6,296	881
Short-term investment	—	20,000	2,798
Accounts receivable, net	29,372	54,316	7,599
Inventories	220,151	173,775	24,312
Advances to suppliers	42,145	42,370	5,928
Prepaid expenses and other current assets	32,969	27,902	3,904
Amounts due from related parties	—	676	95
Total current assets	428,458	1,071,152	149,861
Property and equipment, net	146,071	170,201	23,812
Intangible assets, net	104,457	93,424	13,070
Goodwill	1,002	1,002	140
Long-term investments	7,600	87,636	12,261
Other non-current assets	1,702	2,817	394
TOTAL ASSETS	689,290	1,426,232	199,538
LIABILITIES AND SHAREHOLERS’ (DEFICIT) EQUITY:
Current liabilities:
Accounts payable	78,061	111,917	15,658
Notes payable	30,645	9,211	1,289
Accrued salary and benefits	58,917	54,459	7,619
Accrued expenses and other current liabilities	24,039	31,353	4,386
Amounts due to related parties	574,859	10,399	1,455
Dividends payable	115	—	—
Income tax payable	1,674	—	—
Total current liabilities	768,310	217,339	30,407
Long-term deposits	1,750	1,650	231
Deferred income	—	10,721	1,500
Other non-current liabilities	11,076	10,587	1,481
Total liabilities	781,136	240,297	33,619
Shareholders’ (deficit) equity:
Ordinary shares (US$0.000000001 par value; 1,000,000,000 shares authorized, 363,572,659 and 413,572,659 shares issued and outstanding as of March 31 and September 30, 2019, respectively)	—	—	—
Additional paid in capital	701,041	1,494,910	209,146
Subscription receivable	(558,996)	—	—
Accumulated deficit	(232,635)	(309,452)	(43,294)
Other comprehensive income	—	4,919	688
Total Ruhnn shareholders’ (deficit) equity	(90,590)	1,190,377	166,540
Non-controlling interest	(1,256)	(4,442)	(621)
Total shareholders’ (deficit) equity	(91,846)	1,185,935	165,919
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	689,290	1,426,232	199,538

RUHNN HOLDING LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands, except share data)

	Three months ended September 30,			Six months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenue:
Product sales	202,897	207,940	29,092	414,107	455,235	63,690
Services	35,055	64,795	9,065	56,785	130,276	18,226
Total net revenue	237,952	272,735	38,157	470,892	585,511	81,916
Cost of revenue:
Cost of product sales	137,679	127,675	17,862	304,527	301,571	42,191
Cost of services	19,389	26,011	3,639	27,708	53,371	7,467
Total cost of revenue	157,068	153,686	21,501	332,235	354,942	49,658
Gross profit	80,884	119,049	16,656	138,657	230,569	32,258
Operating expenses(1):
Fulfillment	30,333	35,246	4,931	61,505	70,221	9,824
Sales and marketing	44,371	80,170	11,216	87,556	154,310	21,589
General and administrative	21,121	68,436	9,575	51,753	98,946	13,843
Other operating loss (income), net	22	158	22	(99)	(627)	(88)
Total operating expenses	95,847	184,010	25,744	200,715	322,850	45,168
Loss from operations	(14,963)	(64,961)	(9,088)	(62,058)	(92,281)	(12,910)
Other income (loss):
Interest (expense) income, net	(35)	5,890	824	119	7,298	1,021
Other income, net	—	2,530	354	—	3,128	438
Foreign exchange gain	30	3,996	559	47	4,393	615
Loss before income taxes	(14,968)	(52,545)	(7,351)	(61,892)	(77,462)	(10,836)
Income taxes	2,853	(879)	(123)	5,243	2,541	355
Share of loss in equity method investments	447	—	—	395	—	—
Net loss	(18,268)	(51,666)	(7,228)	(67,530)	(80,003)	(11,191)
Less: Net loss attributable to non-controlling interest	(2,172)	(1,562)	(219)	(6,849)	(3,186)	(446)
Net loss attributable to Ruhnn	(16,096)	(50,104)	(7,009)	(60,681)	(76,817)	(10,745)
Net loss per ordinary share:
Basic and diluted	(0.05)	(0.12)	(0.02)	(0.19)	(0.19)	(0.03)
Net loss per ADS:
Basic and diluted	(0.25)	(0.61)	(0.08)	(0.95)	(0.93)	(0.13)
Weighted average shares used in in calculating net loss per ordinary share:
Basic and diluted	319,406,760	413,572,659	413,572,659	319,406,760	413,026,211	413,026,211

Net loss	(18,268)	(51,666)	(7,228)	(67,530)	(80,003)	(11,191)
Other comprehensive loss:
Foreign currency translation adjustments	—	221	—	—	4,919	—
Comprehensive loss	(18,268)	(51,445)	(7,228)	(67,530)	(75,084)	(11,191)

(1) Share-based compensation expense in each category:

Fulfillment	—	1,522	213	—	1,522	213
Sales and marketing	—	7,513	1,051	—	7,513	1,051
General and administrative	—	38,394	5,372	—	38,394	5,372
Total	—	47,429	6,636	—	47,429	6,636

RUHNN HOLDING LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS CASH FLOWS

(Amount in thousands)

	Three months ended September 30,			Six months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in) provided by operating activities	(9,121)	7,175	1,004	(38,269)	8,140	1,139
Net cash used in investing activities	(245)	(19,824)	(2,773)	(687)	(125,011)	(17,490)
Net cash provided by financing activities	77,031	42,293	5,917	121,917	760,791	106,439
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	3,596	503	—	4,372	612
Increase in cash, cash equivalents and restricted cash	67,665	33,240	4,651	82,961	648,292	90,700
Cash, cash equivalents and restricted cash at beginning of period	46,217	718,873	100,574	30,921	103,821	14,525
Cash, cash equivalents and restricted cash at end of period	113,882	752,113	105,225	113,882	752,113	105,225

RUHNN HOLDING LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

(Amounts in thousands, except share data)

	Three months ended September 30,			Six months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to Ruhnn	(16,096)	(50,104)	(7,010)	(60,681)	(76,817)	(10,747)
Amortization expense of intangible assets in relation to exclusive cooperation rights	—	5,150	721	—	10,300	1,441
Share-based compensation expense	—	47,429	6,636	—	47,429	6,636
Adjusted net (loss) income attributable to Ruhnn	(16,096)	2,475	347	(60,681)	(19,088)	(2,670)
Adjusted net (loss) income per ADS:
Basic	(0.25)	0.03	—	(0.95)	(0.23)	(0.03)
Diluted	(0.25)	0.03	—	(0.95)	(0.23)	(0.03)
Weighted average shares used in calculating adjusted net (loss) income per ordinary share:
Basic	319,406,760	413,572,659	413,572,659	319,406,760	413,026,211	413,026,211
Diluted(1)	319,406,760	431,909,852	431,909,852	319,406,760	413,026,211	413,026,211

(1)   The diluted weighted average shares outstanding for the quarter ended September 30, 2019 is computed based on the basic weighted average shares outstanding plus the dilutive impact of outstanding stock options as of September 30, 2019.